Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS JANUARY SALES

REAFFIRMS Q-4 AND FULL YEAR EPS OUTLOOKS

-- Comparable Store Sales Increase 1.0% --

HOUSTON, TX, February 7, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for this year's four-week January period were $82.1 million vs. $99.5 million for last year's five-week January period. Excluding last January's fifth week sales of $21.4 million, the Company achieved an overall sales increase of 5.1%. Comparable store sales for the month (four weeks vs. first four weeks) increased 1.0% this year vs. an increase of 7.5% last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Considering the strong 7.5% comparable store sales increase we achieved in January of last year, and our expectations for weak comparable store sales this January, we are pleased to have posted positive comparable sales results for the month. We achieved comparable store sales increases in a number of our major product categories, and we also ended the year with our per store inventory levels down 2.0% vs. last year."

The Company reported that its childrens, cosmetics, dresses, mens, misses sportswear and plus sizes departments all achieved comparable store sales increases in January. Cosmetics had the largest sales increase at 26.6%, followed by gains of 14.3% in dresses and 11.2% in plus sizes.

For this year's thirteen-week fourth quarter, the Company reported total sales of $473.1 million vs. $491.2 million for the fourteen-week fourth quarter last year. Comparable store sales for the quarter (thirteen weeks vs. first thirteen weeks) decreased 3.1% vs. an increase of 2.5% last year. For the 52-week 2007 fiscal year, total sales were $1,545.6 million vs. $1,550.2 million for the 53-week 2006 fiscal year. Comparable store sales for the fiscal year (52 weeks vs. first 52 weeks) decreased 1.1% vs. an increase of 3.5% last year.

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Mr. Scarborough added, "Although we have just begun closing the books on 2007, we continue to expect to report diluted earnings per share for the fourth quarter of $0.76 to $0.81, and $1.23 to $1.27 for the full year. We plan to release our fourth quarter and full year results before the market opens on Tuesday, March 11, 2008."

The following table is provided for reference purposes and details the sales history for the Company on a monthly and quarterly basis for the 2007 and 2006 fiscal years.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2007	2006	2007[1]	2006[2]
February	1.4%	(0.9)%	$104.6	$93.1
March	12.4	(3.9)	151.0	131.4
April	(14.8)	16.9	102.6	119.0
1st Quarter	0.1	3.2	358.2	343.5
May	1.7	4.0	116.6	116.1
June	1.4	3.5	133.4	133.4
July	(1.7)	6.2	109.2	112.6
2nd Quarter	0.5	4.5	359.2	362.1
August	(2.6)	3.8	123.5	128.8
September	2.3	11.0	127.8	121.0
October	(2.9)	(2.5)	103.8	103.6
3rd Quarter	(1.0)	4.1	355.1	353.4
November	3.6	0.2	130.7	121.2
December	(7.1)	2.2	260.3	270.5
January	1.0	7.5[3]	82.1	99.5[4]
4th Quarter	(3.1)	2.5[3]	473.1	491.2[4]
Full Year	(1.1)%	3.5%[3]	$1,545.6	$1,550.2[4]

(1) Fiscal 2007 consisted of 52 weeks and ran from February 4, 2007 to February 2, 2008.
(2) Fiscal 2006 consisted of 53 weeks and ran from January 29, 2006 to February 3, 2007.
(3) Comparable store sales are calculated over the first 4 weeks of the 5-week January period, the first 13 weeks of the 14-week fourth quarter, and the first 52 weeks of the 53-week 2006 fiscal year.
(4) Includes sales of $21.4 million generated in week five of the 5-week January period.

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Store Activity

During January, the Company closed stores in Charlotte, NC, St. George, SC, Austin, TX, Benton, AR and Lake Charles, LA. For the 2007 fiscal year, the Company had a net increase of 39 stores, growing from 655 stores at the beginning of the year to 694 stores at the end of the year.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 694 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's EPS outlook for the fourth quarter of the 2007 fiscal year and for the full 2007 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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